UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-21729

PRESCIENT APPLIED INTELLIGENCE, INC.
 (Exact name of registrant as specified in its charter)

1247 Ward Avenue, Suite 200
West Chester, Pennsylvania 19380
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Prescient Applied Intelligence, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 20, 2008	By: /s/Randall Fields
Name: Randall Fields
Title: Chief Executive Officer